International Release no. 1236 File No. 70-9669

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

Scottish Power plc

In accordance with the orders of the Securities and Exchange Commission dated April 1, 2004, Holding Company Act Release No. 35-27831, and May 28, 2004, Holding Company Act Release No. 27851 (the “Orders”), Scottish Power plc (“ScottishPower”) hereby submits its report for the period January 1, 2005 to March 31, 2005 (the “Reporting Period”). The following is a listing of the relevant reporting requirements (each, a “Reporting Requirement”), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Orders.

In this report, a conversion ratio of 1 GBP to 1.890 USD has been used.

Reporting Requirement No. 1: A computation in accordance with Rule 53(a) setting forth ScottishPower’s “aggregate investment” in all EWGs and FUCOs, its “consolidated retained earnings” and a calculation of the amount remaining under the EWG/FUCO authority.

Response: Scottish Power’s aggregate investment in FUCO’s as of 31 March 2005 was $2,173.1 million. This represents the investment in ScottishPower UK Holdings Limited & SP Manweb plc.

ScottishPower’s aggregate investment in EWG’s as of 31 March 2005 was $267.5 million.

ScottishPower’s consolidated retained earnings as of 31 March 2005 were $2,158.6 million.

Reporting Requirement No. 2: A breakdown showing ScottishPower’s aggregate investment in each EWG or FUCO counting against the EWG/FUCO authority.

Response: ScottishPower’s aggregate investment in FUCO’s & EWG’s as of 31 March 2005 is noted below:

FUCO’s	Aggregate investment ($m)
ScottishPower UK Holdings Limited	1,125.9
SP Manweb plc	1,047.2

Total investment in FUCO’s	2,173.1

EWG’s *
Flying Cloud Partners LLC	47.7
Klamath Energy LLC	52.9
Klondike Wind Power LLC	16.2
Moraine Wind LLC	53.0
Phoenix Wind Power LLC	2.1
Mountain View Power Partners III	33.6
Colorado Green Holdings LLC	39.5
Klondike Wind Power II LLC	22.4
Elk River Wind Farm LLC	0.1

Total Investment in EWG’s	267.5

*	The aggregate investments in EWG’s include Equity Earnings whereas the Aggregate investment in FUCO’s do not.

Reporting Requirement No. 3: Total Capitalization ratio of ScottishPower, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs.

Response: The capitalization ratio of ScottishPower under US GAAP as of 31 March 2005 is as follows:

Narrative	In Millions ($)	% of Capitalization
Common Stock Holders Funds	9,061.0	45%
Short-term debt	1,046.5	5%
Long-term debt	10,139.9	50%
Total Capitalization	20,247.4	100%

Reporting Requirement No. 4: The market-to-book ratio of ScottishPower’s common stock.

Response: The market to book ratio of ScottishPower’s common stock as of 31 March 2005 was 8:1.

Reporting Requirement No. 5: Identification of any new EWG or FUCO counting against the EWG/FUCO authority in which ScottishPower has invested or committed to invest during the preceding quarter.

Response: In the three-month period to 31 March 2005 new EWGs formed were: Eastern Desert Power, LLC on March 15, 2005, Elk River Windfarm LLC on February 22, 2005, Klondike Wind Power II LLC and Trimont Wind I LLC on February 25, 2005.

Reporting Requirement No. 6: Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of ScottishPower.

Response: ScottishPower’s (“SP”) and PacifiCorp’s (PPW) growth in consolidated retained earnings, under US GAAP, is detailed below:

Narrative	$m
SP consolidated retained earnings* as of 31 December 2004	$4,393.5
SP consolidated retained earnings* as of 31 March 2005	$2,158.6
SP growth in consolidated retained earnings	$(2,234.9	)(A)

Narrative	$m
PPW consolidated retained earnings as of 31 December 2004	$407.7
PPW consolidated retained earnings as of 31 March 2005	$446.4
PPW growth in consolidated retained earnings	$38.7	(B)

*	Retained earnings for ScottishPower in the above table includes amounts for items reported within “Other comprehensive income” as ScottishPower does not separately identify these amounts as part of its reporting under US GAAP.

Growth attributable to non-utility activities (i.e. A less B) is $(2,196.2) million

Reporting Requirement No. 7: The sales of any common stock, Preferred Securities or Equity-Linked Securities by ScottishPower and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities (common stock, Preferred Securities, or Equity-Linked Securities)

Response: None

Reporting Requirement No. 8: The total number of Scottish Power ordinary shares issued during the quarter under the employee benefit plans, the total number of shares issuable under options granted during the quarter under the employee benefit plans and the number of shares issued or remaining issuable under the employee benefit plans during the Authorization Period, in each case including any employee benefit plans later adopted.

Response: See Attachment One

Reporting Requirement No. 9: If ScottishPower common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

Response: None

Reporting Requirement No. 10: If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guaranty.

Response:

Guarantor	Beneficiary	Amount	Date Issued	Expires	Purpose
PHI	Citadel Energy Products LLC	$2,500,000	2/1/05	2/28/06	Financial Gas Trading
PHI	Duke Energy Marketing America, LLC	$22,500,000	3/31/05	9/30/06	Financial Gas and Power Trading
PHI	Gulf South Pipeline Company, LP	$320,000	2/23/05	2/28/06	Transmission
PHI	Peoples Energy Wholesale Marketing, LLC	$2,000,000	3/7/05	2/21/06	Physical Gas Trading
PHI	PJM Interconnection, L.L.C.	$750,000	1/11/05	1/31/06	Power Trading
PHI	Turlock Irrigation District	$3,000,000	3/2/05	9/30/06	Financial Gas & Power Trading
PHI	United Energy Trading, LLC and Rainbow Energy Marketing Corporation	$750,000	3/7/05	3/31/06	Power Trading
PHI	Enbridge Gas Distribution Inc.	$8,264,400	1/10/05	1/31/06	Physical Gas Trading
PHI	City of Anaheim	$4,500,000	3/31/05	6/30/2025	Power Purchase Agreement
PHI	Great River Energy	$5,000,000	3/23/05	At COD	Trimont Wind Project

Reporting Requirement No. 11: The amount and terms of any ScottishPower indebtedness issued during the quarter which shall also separately show the amount of indebtedness issued during the Authorization Period;

Response: $550m 4.91% Notes 2010, $600m 5.375% Notes 2015 and $350m 5.81% Notes 2025 issued pursuant to F-3/A Registration Statement for guaranteed debt securities incorporated by reference to filing with SEC on December 23, 2004 file number 001-014676

Reporting Requirement No. 12: The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter which shall also separately show the outstanding amount as of the end of the applicable period of short-term debt of each Utility Subsidiary

Response:

Utility Subsidiary	Description/Terms of Debt	Amount Issued (USD)		Maximum Outstanding	Balance at 3/31/05
PacifiCorp	Commercial Paper	$855,000,000	*	$470,000,000	$470,000,000

*	Total Amount Issued during the reporting period includes aggregate total of each new issuance, some of which represent rollovers.

Commercial Paper issued with a rate range of 2.32% to 3.03%

Reporting Requirement No. 13: The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52 which shall also separately show the amount of non-exempt securities issued by Nonutility Subsidiaries during the Authorization Period;

Response: No such financing originated or issued during three-month period to 31 March 2005.

Reporting Requirement No. 14 The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction which shall also separately show the outstanding amount of Hedge Instruments or Anticipatory Hedges previously reported under this item.

Response: See Attachment Two. Confidential treatment is requested pursuant to Rule 104(b), (17 CFR 250-104(b))

Reporting Requirement No. 15: The name and parent company of any Intermediate Subsidiary or Financing Subsidiary created during the quarter; the amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter, and the amount and terms of any securities issued by any financing subsidiaries during the quarter which shall also separately show the amount of all securities issued by such subsidiaries during the Authorization Period.

Response: None reportable in the three-month period to 31 March 2005.

Reporting Requirement No. 16: If any Subsidiaries are Variable Interest Entities (“VIEs”) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs

Response: None reportable in the three month period to 31 March 2005.

Reporting Requirement No. 17: If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

Response: None reportable in the three month period to 31 March 2005.

Reporting Requirement No. 18: Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including ScottishPower, that has engaged in jurisdictional financing transactions during the quarter.

Response: ScottishPower has not engaged in any jurisdictional financing transactions in the Quarter.

Reporting Requirement No. 19: A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of ScottishPower on a consolidated basis and of each Utility Subsidiary.

Response:

The capitalization ratio of ScottishPower under US GAAP as of 31 March 2005 is as follows:

Narrative	In Millions ($)	% of Capitalization
Common Stock Holders Funds	9,061.0	45%
Short term debt	1,046.5	5%
Long term debt	10,139.9	50%
Total Capitalization	20,247.4	100%

For PacifiCorp please refer to Exhibit A-4

Reporting Requirement No. 20: A retained earnings analysis of ScottishPower on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter

Response: A retained earnings analysis for ScottishPower, on a consolidated basis, for the quarter ended 31 March 2005 is as follows:

Narrative	$m
Consolidated retained earnings as at 31 December 2004 *	4,393.5
Net income for the period	(2,049.9)
Goodwill amortization	—
Dividends paid during the quarter	(172.2)
Impact of foreign currency translation	59.0
Movement in Other comprehensive income related items	(43.8)
Movement in Shares held in Trust / share options	2.1
Retranslation of opening retained earnings **	(30.1)

Consolidated retained earnings as of 31 March 2005	2,158.6

*	As reported in the Rule 24 for December 2004.
**	This represents the difference between translating the retained earnings at 31 December 2004 of £2,308.7 million an exchange rate of 1.903(December 2004) versus translating them at the closing exchange rate of 1.890 as required at 31 March 2005.

For PacifiCorp please refer to Exhibit A-2

Reporting Requirement No. 21: Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the instant application-declaration will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

Response: Amendment to F-3/A registration statement for guaranteed securities incorporated by reference to filing on February 22, 2005 file number 333-120112. 424B2 registration statement for primary offering of securities on a delayed basis incorporated by reference to filing on March 17, 2005 file number 333-120112. 8-A12B registration statement for certain classes of securities under 12(b) of the Securities Act incorporated by reference to filing on March 21, 2005 file number 333-120112. S-8 registration statement for securities offered to employees pursuant to employee benefit plans incorporated by reference to filing on May 23, 2005.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission’s File No. 70-9669) to be signed on its behalf by the undersigned thereunto duly authorized.

SCOTTISH POWER PLC

By:	/s/ Simon Lowth
Simon Lowth
Executive Director, Finance and Strategy

Date: JUNE 30, 2005

EXHIBIT INDEX

Exhibit No.	Description	Page
Exhibit A-1	Aggregate Amount of ScottishPower/ PacifiCorp Securities Issued since January 1, 2005 and Outstanding as of the End of the Reporting Period

Exhibit A-2	Retained Earnings Analysis of PacifiCorp

Exhibit A-3	ScottishPower March 31, 2005 Rule 24 Capitalization table – See tables under reporting requirements 3 and 19

Exhibit A-4	Capital Structure of PacifiCorp Group Companies

Exhibit A-5	ScottishPower’s Form 20-F Incorporated by reference to file number 001-14676 lodged with the SEC on 29 June 2005